Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the nine months ended January 31, 2023

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

As at	Note	January 31, 2023	April 30, 2022
		$	$
ASSETS
Current assets
Cash and cash equivalents		18,978,238	30,482,269
Taxes receivable	4	14,498,662	13,110,777
Other receivables		352,714	340,917
Prepaid expenses		2,444,423	2,855,677
Due from related party	9	-	50,000
Total current assets		36,274,037	46,839,640

Non-current assets
Property, plant and equipment	5	436,611	304,866
Intangible asset	6	443,930	-
Investment	6	1,254,220	-
Exploration and evaluation assets	7	146,680,650	118,789,742
Total non-current assets		148,815,411	119,094,608
Total assets		185,089,448	165,934,248

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		1,967,474	10,127,266
Due to related party	9	43,013	21,875

Total liabilities		2,010,487	10,149,141

SHAREHOLDERS' EQUITY
Share capital	8	196,370,048	163,972,960
Reserves		27,360,190	23,691,609
Accumulated other comprehensive loss		(716,052)	(368,411)
Deficit	8	(39,935,225)	(31,511,051)

Total shareholders' equity		183,078,961	155,785,107
Total liabilities and shareholders' equity		185,089,448	165,934,248

Note 1 - Nature and Continuance of Operations

Note 13 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars - unaudited

		Three Months	Three Months	Nine Months	Nine Months
	Note	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
General and administrative expenses
Amortization		$74,174	$25,778	$187,403	$53,202
Consulting fees		656,271	768,689	1,165,437	917,429
Directors fees	9	83,333	110,000	245,833	290,000
Foreign exchange loss/(gain)		(425,816)	467,835	(1,194,297)	327,040
Insurance		174,532	17,089	533,140	17,089
Management fees	9	287,500	231,493	462,500	612,500
Marketing		828,053	739,619	2,349,825	2,555,845
Office and miscellaneous	9	314,082	579,401	966,098	1,358,660
Professional fees		288,555	206,497	613,159	408,286
Share based compensation	8	398,455	2,679,637	2,530,128	9,976,054
Transaction costs		-	-	-	1,122,356
Transfer agent and filing		276,382	46,966	424,490	213,895
Travel and promotion		91,942	68,805	307,459	251,559

		$(3,047,463)	$(5,941,809)	$(8,591,175)	$(18,103,915)
Other income / (loss)
Interest income		228,656	22,752	326,006	114,013
Revaluation loss on investment in equity instruments	6	(159,005)	-	(159,005)	-
Net loss		$(2,977,812)	$(5,919,057)	$(8,424,174)	$(17,989,902)
Other comprehensive loss
Items that will be reclassified subsequently
Translation gain/(loss) on foreign operations		(338,918)	1,112,694	(347,641)	547,871
Comprehensive loss		$(3,316,730)	$(4,806,363)	$(8,771,815)	$(17,442,031)
Basic and diluted loss per share		$(0.02)	$(0.04)	$(0.05)	$(0.13)

Weighted average number of common shares
Basic and diluted		175,112,075	148,151,268	161,645,755	135,046,983

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

For the nine months ended	Note	January 31, 2023	January 31, 2022
		$	$
Operating activities
Net loss for the period		(8,424,174)	(17,989,902)
Items not affecting cash:
Amortization	5	187,403	53,202
Foreign exchange gain		(6,462)	(640,293)
Share-based compensation	8	2,530,128	9,976,054
Revaluation loss on investment in equity instruments	6	159,005	-

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(8,159,792)	6,278,749
Due to/(from) related parties		71,138	(4,838)
Taxes recoverable		(1,387,885)	(9,076,301)
Other receivable		(11,797)	(402,626)
Prepaid expenses		411,254	(1,390,154)

Net cash flows used in operating activities		(14,631,182)	(13,196,109)

Investing activities
Purchase of exploration and evaluation assets		(6,855,468)	(17,764,259)
Exploration and evaluation expenditures		(21,420,929)	(18,304,328)
Purchase of equipment		(274,838)	(133,359)
Strategic investment expenditures		(500,000)	-

Net cash flows used in investing activities		(29,051,235)	(36,201,946)

Financing activities
Cash proceeds of common shares issued net of issuance costs		31,974,386	68,857,632
Issuance of common shares - option exercise		204,000	545,930
Issuance of common shares - warrants exercise		-	1,837,805

Net cash flows provided by financing activities		32,178,386	71,241,367

Effects of foreign exchange		-	547,871

(Decrease) / Increase in cash and cash equivalents		(11,504,031)	21,843,312

Cash and cash equivalents, beginning of period		30,482,269	19,398,272

Cash and cash equivalents, end of period		18,978,238	41,789,455

Supplemental cash flow
Issuance of common shares for strategic investment	6	1,357,155	-
Share issuance costs - finders warrants		1,138,453	1,530,056
Shares issued for E&E acquisition		-	43,772,500

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

	Common shares
					Other
				Share to	comprehensive
	Number	Amount	Reserves	be issued	income (loss)	Deficit	Total
		$	$	$	$	$	$
Balance, April 30, 2021	94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649
Shares issued pursuant to private placement and prospectus	29,290,000	71,152,150	2,072,850	-	-	-	73,225,000
Shares issued pursuant to property acquisition	17,940,574	43,772,500	-	-	-	-	43,772,500
Shares issued pursuant to exercise of warrants and options	6,989,039	2,383,735	-	-	-	-	2,383,735
Share issuance costs - cash	-	(4,367,368)	-	-	-	-	(4,367,368)
Share issuance costs - finders warrants	-	(1,530,056)	1,530,056	-	-	-	-
Stock based compensation	-	-	9,976,054	-	-	-	9,976,054
Contingent consideration adjustment	-	-	-	(166,641)	-	-	(166,641)
Transfer of exploration and evaluation assets pursuant to spin-out	-	-	-	-	-	(1,493,798)	(1,493,798)
Net loss and comprehensive loss for the period	-	-	-	-	547,871	(17,989,902)	(17,442,031)

Balance, January 31, 2022	148,288,357	157,373,305	21,727,690	141,953	553,347	(35,724,195)	144,072,100

Balance, April 30, 2022	154,875,802	163,972,960	23,691,609	-	(368,411)	(31,511,051)	155,785,107
Shares issued pursuant to private placement and prospectus	23,805,000	34,517,250	-	-	-	-	34,517,250
Shares issued pursuant to strategic investment	1,000,000	1,357,155	-	-	-	-	1,357,155
Shares issued pursuant to exercise of warrants and options	625,347	204,000	-	-	-	-	204,000
Share issuance costs - cash	-	(2,542,864)	-	-	-	-	(2,542,864)
Share issuance costs - finders warrants	-	(1,138,453)	1,138,453	-	-	-	-
Stock based compensation	-	-	2,530,128	-	-	-	2,530,128
Net loss and other comprehensive gain for the period	-	-	-	-	(347,641)	(8,424,174)	(8,771,815)

Balance, January 31, 2023	180,306,149	196,370,048	27,360,190	-	(716,052)	(39,935,225)	183,078,961

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations. Measures taken to contain the spread of the virus have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company's operations have not been materially negatively affected by these events, apart from increasing costs. Additionally, in 2022 and the nine months ended January 31, 2023, operations have experienced higher inflation on material inputs. The duration and impact of the COVID-19 pandemic as well as the effectiveness of government and central bank responses, remain unclear at this time.  The pandemic has not had any lasting effects on the financial position or results of the Company.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

2. Plan of Arrangement

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") since one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 working capital to Vizsla Copper for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement. See Note 8d.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

In connection with the Arrangement, the carrying value of Blueberry Property and Carruthers Pass copper property totaling $1,493,798 were derecognized, and the Vizsla Copper shares were treated as a distribution of capital to the shareholders of the Company. In accordance with IFRIC-17, the distribution was valued at $7,382,566 based on fair value of the common shares of Vizsla Copper and the Company recorded a gain on the spin-out totaling $4,766,412 in the consolidated statements of loss and comprehensive loss for the year ended April 30, 2022.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

3. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2022, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of March 9, 2023, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of Consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at January 31, 2023	Ownership interest as at April 30, 2022
Vizsla Copper Corp. (formerly Northbase Resources Inc.) *	Exploring evaluating mineral properties	Canada	0%	0%
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%
Minera Canam S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Operaciones Canam Alpine S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%
Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

* The Company spun-out Vizsla Copper Corp. on September 20, 2021 (Note 2).

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

3. Significant Accounting Policies and Basis of Presentation (continued)

b) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The fair value of intangible assets resulting from the strategic investment known as rights of first refusal ("ROFR") is its cost at the acquisition date (Note 6). Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful lives. The ROFR is amortized over its validity period of four years. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

c) Strategic Investment Carried at FVTPL

Financial assets carried at fair value through profit or loss ("FVTPL") are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.  The strategic investment in Prismo is classified as financial asset carried at FVTPL and classified as a non-current financial asset (Note 6).

As of January 31, 2023, the fair value of financial assets held at FVTPL amounted to $1,254,220. The total net gain or loss on financial assets held at FVTPL for the period was $159,005.

The Company has established risk management policies and procedures to manage the risks associated with financial assets and liabilities held at FVTPL. These policies and procedures include limits on trading positions, monitoring of market risk exposure, and stress-testing of portfolios to ensure their resilience to market shocks.

The Company considers the fair value hierarchy when valuing financial assets and liabilities held at FVTPL. Financial assets and liabilities are classified into three levels based on the inputs to the valuation technique used:

  Level 1 - quoted prices in an active market for identical assets or liabilities;
  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly;
  Level 3 - unobservable inputs for the asset or liability.

The Company's strategic investment held at FVTPL are classified as Level 2 instruments.

d) Accounting Standards Issued but Not Yet Adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

3. Significant Accounting Policies and Basis of Presentation (continued)

e) Significant Accounting Judgments and Estimates

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing Panuco - Copala Property.

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

- Prismo strategic investment and intangible asset (Note 6)

Prismo shares, Prismo warrants, and Vizsla shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The intangible asset is calculated based on the difference between the fair value of Prismo Units and Vizsla shares and cash consideration. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

3. Significant Accounting Policies and Basis of Presentation (continued)

e Significant Accounti.ng Judgments and Estimates (continued)

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

- Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

4. Taxes Receivable

	January 31, 2023	April 30, 2022
	$	$
Goods and Service Tax (GST) recoverable	133,891	103,785
Mexican Value Added Tax (IVA) recoverable	14,364,771	13,006,992
Total	14,498,662	13,110,777

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

5. Property, Plant and Equipment

	Computer	Computer	Office	Mining	Office	Total
	equipment	software	equipment	equipment	improvements

Cost	$	$	$	$	$	$
Balance - April 30, 2021	14,463	-	3,526	66,830	37,404	122,223
Additions	24,829	-	36,340	75,091	144,218	280,478
Disposal	-	-	(748)	-	-	(748)
Effect of change in exchange rate	624	-	755	2,677	3,789	7,845
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	24,667	55,212	8,529	159,432	26,998	274,838
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	5,677	-	5,704	26,176	25,903	63,460
Balance - January 31, 2023	70,260	55,212	54,106	330,206	238,312	748,096

Accumulated depreciation
Balance - April 30, 2021	5,338	-	730	14,818	-	20,886
Depreciation	9,545	-	7,237	37,882	28,000	82,664
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	122	-	154	599	507	1,382
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Depreciation	11,135	38,648	18,671	38,142	80,807	187,403
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	1,537	-	2,301	6,222	9,090	19,150
Balance - January 31, 2023	27,677	38,648	29,093	97,663	118,404	311,485

Carrying amounts
As at April 30, 2021	9,125	-	2,796	52,012	37,404	101,337
As at April 30, 2022	24,911	-	31,752	91,299	156,904	304,866
As at January 31, 2023	42,583	16,564	25,013	232,543	119,908	436,611

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered into a strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol "PRIZ". The Company finalized its strategic investment in Prismo on January 6, 2023 ("Closing Date").

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project from Prismo, which will remain valid until January 6, 2027, four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refer to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. In the event that the Company declines or fails to respond, Prismo is permitted to sell to the third party after laps of 90 days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any changes of control of Prismo.

The Company acquired 4,000,000 Prismo Units, each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75. The Prismo shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The Prismo shares were fair valued at $1,373,225 and the Prismo warrants were fair valued at $40,000.

The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the Closing Date of $0.48, with consideration for the lack of marketability. The DLOM rate used is provided below.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares were fair valued at $1,357,155.

The fair value of Vizsla shares is determined using a level 2 fair value measurement. The share price is based on the market price on the Closing Date of $1.62, after factoring in the lack of marketability. The applicable DLOM rate is provided below.

As at Jan 6, 2023	DLOM
Date	Vizsla	Prismo
06-Jul-23	10.6%	21.3%
06-Jan-24	15.9%	28.1%
06-Jul-24	18.0%	30.1%
06-Jan-25	20.4%	31.4%

Page | 13

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

An intangible asset with a fair value of $443,930 was recognized for the difference between the fair value of the Prismo Units and Vizsla shares, as well as the cash paid as consideration. The intangible asset will be amortised on a straight-line basis over the four-year validity of the ROFR (Note 3b). The amortization expenses will be recorded on the Statement of Loss and Comprehensive Loss. Following initial recognition, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses.  The continuity of the intangible asset is below:

	Right of first	Total
	refusal
Cost	$	$
Balance - April 30, 2022	-	-
Additions	443,930	443,930
Disposal	-	-
Effect of change in exchange rate	-	-
Balance - January 31, 2023	443,930	443,930

Carrying amounts
As at April 30, 2022	-	-
As at January 31, 2023	443,930	443,930

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially diluted basis. As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investment and measured at fair value through profit or loss. The change in the fair value during the period ended January 31, 2023, was $159,005 (nine months ended January 31, 2022: $nil) and recorded in other loss. Transaction costs comprised of $8,400 of regulatory fee and $4,413 of legal fees were expensed in the statement of loss and comprehensive loss. The continuity schedule of the investment is below:

	Strategic	Total
	investment
	$	$
Balance - April 30, 2022	-	-
Additions	1,413,225	1,413,225
Disposal	-	-
Gain (loss) from fair value adjustment	(159,005)	(159,005)

Fair value - January 31, 2023	1,254,220	1,254,220

Page | 14

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1: Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued. As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Page | 15

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

a)  Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Panuco - Copala Property

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement;
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued, Note 8(b)); and
  A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued, Note 8(b)).

Page | 16

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

7.  Exploration and Evaluation Assets (continued)

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance January 31, 2023
Acquisition costs
Cash	$1,012,761	$18,731,540	$19,744,301	$6,396,000	$26,140,301
Contingent consideration	308,595	(308,595)	-	-	-
Concession	-	-	-	459,468	459,468
Effective settlement of loans receivables	1,064,647	125,377	1,190,024	-	1,190,024
Shares	1,896,987	56,250,001	58,146,988	-	58,146,988
Transaction cost	125,190	(125,190)	-	-	-
Subtotal	$4,408,180	$74,673,133	$79,081,313	$6,855,468	$85,936,781

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance January 31, 2023
Exploration costs
Analysis	$1,366,574	$3,800,021	$5,166,595	$1,770,034	$6,936,629
Depreciation	3,563	20,388	23,951	38,142	62,093
Drilling	5,971,422	14,964,594	20,936,016	10,843,411	31,779,427
Ejido Rights	80,901	340,342	421,243	-	421,243
Engineering consulting	-	671,537	671,537	24,397	695,934
Equipment	382,265	924,121	1,306,386	974,555	2,280,941
Field Cost	2,092,112	2,250,098	4,342,210	1,264,773	5,606,983
Geological consulting	1,641,356	2,561,712	4,203,068	2,889,100	7,092,168
GIS management	-	-	-	107,190	107,190
Geophysical survey	-	-	-	75,662	75,662
Maintenance	315,435	81,504	396,939	374,590	771,529
Rent of land	86,099	153,596	239,695	-	239,695
Travel and miscellaneous	774,751	1,600,910	2,375,661	3,059,075	5,434,736
Subtotal	$12,714,478	$27,368,823	$40,083,301	$21,420,929	$61,504,230

	17,122,658	$102,041,956	$119,164,614	$28,276,397	$147,441,011

Effect of change in exchange rate	(92,276)	(282,596)	(374,872)	(385,489)	(760,361)

Total	$17,030,382	$101,759,360	$118,789,742	$27,890,908	$146,680,650

The Company paid $459,468 for acquisition of several mining concessions.

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

Page | 17

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

b) Carruthers Pass Property, British Columbia

On September 20, 2021, the Company completed the Arrangement and transferred its 100% interest of the copper resource at the Carruthers Pass Property to Vizsla Copper (Note 2).

Costs related to the property can be summarized as follows:

	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance April 30, 2022 and January 31, 2023

Acquisition costs
Cash	$20,000	-	$(20,000)	$-

Exploration costs				-
Geophysical consulting	-	16,710	(16,710)

Balance	$20,000	16,710	$(36,710)	-

 c) Northbase Resources Inc. - Blueberry Property

On September 20, 2021, the Company completed the Arrangement and spin-out Vizsla Copper with its 100% interest of the copper resource at the Blueberry Property to Vizsla Copper (Note 2).

Cost related to the properties can be summarized as follows:

	Balance April 30, 2020	Additions	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance April 30, 2022 and January 31, 2023
Acquisition costs
Shares	$1,357,467	$-	$1,357,467	$-	$(1,357,467)	$-
	1,357,467	-	1,357,467	-	(1,357,467)	-
Exploration costs
Analysis	15,365	-	15,365	-	(15,365)	-
Equipment	13,800	-	13,800	-	(13,800)	-
Geophysical consulting	45,499	-	45,499	-	(45,499)	-
Project management	6,130	-	6,130	-	(6,130)	-
Travel, supplies and field expenses	19,625	-	19,625	-	(19,625)	-
Subtotal	100,419	-	100,419	-	(100,419)	-

Balance	$1,457,886	$-	$1,457,886	$-	$(1,457,886)	$-

Page | 18

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

8. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at January 31, 2023, 180,306,149 (April 30, 2022: 154,875,802) common shares with no par value were issued and outstanding.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The warrants were not assigned a value since the market price of the Company's share on November 15, 2022, was equivalent to the price of the unit at $1.45.

The financing was subject to 6% cash finders fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares are fair valued at $1,357,155 (Note 6).

On January 25, 2023, 625,347 options were exercised for proceeds of $204,000. The weighted average share price of the options exercised is $0.33.

During the year ended April 30, 2022, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of $2.50 per Unit for aggregate gross proceeds of $69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of $3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of $2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

Page | 19

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

8. Share Capital (continued)

b) Issued and Outstanding  (continued)

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of $2.50 per unit for gross proceeds of $4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of $3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of $2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

On September 7, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued. The Company issued John Mirko bonus shares of 6,500,000 and finder's fee of 250,000 per milestone event 1 of the Canam agreement (Note 7(b)). On April 27, 2022, the Company issued John Mirko bonus shares of 5,500,000 and finder's fee of 250,000 per milestone event 2 of the Canam agreement (Note 7(b)). There are no shares left to be issued in terms of the Canam agreement.

During the year ended April 30, 2022, 6,555,459 warrants with a weighted average exercise price of $0.52 were exercised for proceeds of $3,342,526, and 1,271,028 options with a weighted average exercise price of $0.41 were exercised for proceeds of $545,930.

c) Escrow shares

As of January 31, 2023, the Company has 1,000,000 shares in escrow (April 30, 2022: nil). The escrow shares relate to the Prismo transaction (Note 6) and are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the nine-months period ended January 31, 2023, no shares have been released and 1,000,000 shares remain in escrow.

d) Warrants

As of January 31, 2023, the Company has 13,330,800 warrants exercisable (April 30, 2022: 32,424,906).  The Company issued 11,902,500 warrants and 1,428,300 broker warrants, totalling 13,330,800 warrants in relation to the to the bought deal financing which closed on November 15, 2022. 32,424,902 warrants expired (April 30, 2022: nil).

During the year ended April 30, 2022, the Company issued 13,800,000 warrants and 1,476,000 broker warrants in relation to the bought deal prospectus which concluded on June 3, 2021; and 845,000 warrants and 101,400 broker warrants in relation to the non-brokered private placement which ended on June 18, 2021, totalling 16,222,400 warrants.

Page | 20

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

8. Share Capital (continued)

d) Warrants (continued)

The following is a summary of warrant transactions for the nine months ended January 31, 2023, and year ended April 30, 2022:

	January 31, 2023		April 30, 2022
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Warrants outstanding, beginning of the period	32,424,902	2.68	22,757,961	1.86
Issued	13,330,800	1.79	16,222,400	3.06
Exercised	-	-	(6,555,459)	0.52
Expired	(32,424,902)	(2.68)	-	-
Warrants outstanding, end of the period	13,330,800	1.94	32,424,902	2.68

The following warrants were outstanding and exercisable January 31, 2023:

Expiry date	Exercise price $	Number of warrants outstanding and exercisable
15-Nov-24	2.00	11,902,500
15-Nov-24	1.45	1,428,300
		13,330,800

As at January 31, 2023, the weighted average remaining contractual life for outstanding warrants is 1.79 years (April 30, 2022: 0.42 years).

Vizsla Silver is liable to issue shares pursuant to the Arrangement, whereby a holder exercises a Vizsla Silver warrant will be entitled to receive one new Vizsla Silver common share and 0.3333 of a Vizsla Copper common share. The exercise price of the Vizsla Silver warrants will remain the same; however, Vizsla Silver will need to compensate Vizsla Copper for each Vizsla Copper common share that is issued upon exercise of a Vizsla Silver warrant. As of January 31, 2023, there are no existing warrants associated with the Arrangement or Vizsla Copper.

The fair value of the broker warrants granted was calculated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	January 31, 2023	April 30, 2022
Risk Free Interest Rate	3.86%	0.43%
Expected Dividend Yield	-	-
Expected Volatility	101.32%	100% - 103.90%
Expected Term in Years	2 years	1 year

During the nine months ended January 31, 2023, the Company recorded fair value of $1,138,453 (nine months ended January 31, 2022 - $1,530,056) against reserves.

Page | 21

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

8. Share Capital (continued)

e)  Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the nine months ended January 31, 2023, and year ended April 30, 2022, is as follows:

	January 31, 2023		April 30, 2022
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	options	$	options	$
Options outstanding, beginning of the period	14,640,472	1.64	9,090,000	1.07
Issued	590,000	1.74	6,974,000	2.25
Cancelled	(658,153)	(2.06)	(152,500)	(2.23)
Exercised	(625,347)	(0.33)	(1,271,028)	(0.41)
Options outstanding, end of the period	13,946,972	1.69	14,640,472	1.64
Options exercisable, end of the period	12,810,472	1.66	10,486,542	1.46

Page | 22

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

8. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as January 31, 2023:

Expiry date	Exercise price $	*Adjusted exercise price $	Number of Options outstanding	Number of Options exercisable
27-Feb-29	0.15	0.14	655,000	655,000
13-Jun-24	0.17	0.16	350,000	350,000
30-Dec-24	0.69	0.66	875,000	875,000
07-Jan-25	0.72	0.69	75,000	75,000
29-Jun-25	0.79	0.76	1,156,250	1,146,250
06-Aug-25	2.15	2.07	1,490,000	1,490,000
27-Aug-25	1.76	1.69	75,000	75,000
01-Oct-25	1.46	1.40	125,000	93,750
01-Dec-25	1.46	1.40	100,000	50,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	2,007,722	2,007,722
22-Jun-26	2.31	2.22	3,784,000	3,784,000
12-Jul-26	2.44	2.34	220,000	165,000
27-Jul-26	2.44	2.34	139,000	139,000
24-Sep-26	2.25	2.25	1,945,000	1,458,750
01-Feb-27	2.45	2.45	300,000	150,000
02-Jun-27	1.74	1.74	590,000	236,000
			13,946,972	12,810,472

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. For the nine months ended January 31, 2023, the change in the fair value of the options upon replacement was in the amount of $nil (April 30, 2022 - $91,688).

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the nine months ended January 31, 2023:

	For the nine-months period ended
	January 31, 2023	January 31, 2022
Risk Free Interest Rate	2.89%	0.79% - 0.85%
Expected Dividend Yield	-	-
Expected Volatility	101.32%	100% - 103.90%
Expected Term in Years	5 years	5 years

The Company recorded total fair value of $2,530,128 as share-based compensation for the nine months ended January 31, 2023 (nine months ended January 31, 2022 - $9,976,054).

Page | 23

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

9. Related Party Transactions

During the nine months ended January 31, 2023, and 2022, the Company has the following related party transactions:

(a) The Company has incurred $1,690,130 (2022: $1,794,878) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $245,833 (2022: $290,000) in director fees to the Company's directors.

(c) The Company has paid $450,000 (2022: $463,041) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the nine months ended January 31, 2023, the Company has granted 375,000 (2022: 11,167,222) stock options to officers and directors of the Company (Note 8(d)).

(e) As of January 31, 2023, $nil (April 30, 2022: $50,000) was receivable from a company with common directors and officers of the Company and $52,013 (April 30, 2022: $21,875) was payable to officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, other receivables, due from related party, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the condensed consolidated interim statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature. The strategic investment is carried at fair value through profit or loss using a level 2 fair value measurement (Note 6).

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Page | 24

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

10. Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2023, the Company had a cash and cash equivalent balance of $18,978,238 to settle accounts payable and accrued liabilities of $1,967,474. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2023, by approximately $139,000 (nine months ended January 31, 2022: $126,015). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at January 31, 2023, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

11. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12. Segment Information

The Company has one operating segment, being principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	January 31, 2023	April 30, 2022
	$	$
Canada	1,714,714	-
Mexico	147,100,697	119,094,608
	148,815,411	119,094,608

13. Subsequent Events

Financing

Subsequent to the period ended January 31, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025.

The net proceeds from the private placement will be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

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VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2023 Expressed in Canadian dollars - unaudited

13. Subsequent Events (continued)

Incentive Plan Rewards

Pursuant to the Company's Equity Incentive Compensation Plan, the Company has granted 2,130,000 stock options at an exercise price of $1.60 and 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees and consultants of the Company. The options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.

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